UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Stratus Capital Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

8631-54100

(CUSIP Number)

Pedro C. Gonzalez

8480 East Orchard Road, Suite 1100

Greenwood Village, CO 80111

(720) 214-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 8631-54100	Page 2 of 5

1	NAMES OF REPORTING PERSONS Pedro C. Gonzalez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,947,130 Common Shares * 1,000,000 Series A Preferred Shares *
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,947,130 Common Shares * 1,000,000 Series A Preferred Shares *
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,947,130 Common Shares * 1,000,000 Series A Preferred Shares *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10,947,130 Common Shares / 50.86%* 1,000,000 Series A Preferred Shares / 100%*
14	TYPE OF REPORTING PERSON IN

*Willamette Group Trust holds 8,110,146 shares of common stock (37.68%) and 1,000,000 shares of preferred stock (100%); Mr. Gonzalez holds 2,836,984 shares of common stock (13.18%) and zero shares of preferred stock (0%) and as Trustee of Willamette Group Trust beneficially owns 10,947,130 shares of common stock (50.86%) and 1,000,000 shares of preferred stock (100%) with the Willamette Group Trust holdings included.

CUSIP No. 8631-54100	Page 3 of 5

Item 1.	Security and Issuer.

The class of securities to which this statement relates is the common stock of Stratus Capital Corp., a Delaware corporation (the “Issuer”), with a par value of $0.0001 (the “Shares”). The address of the principal executive office of the Issuer is 8480 E. Orchard Road, Suite 1100, Greenwood Village, CO 80111.

Item 2.	Identity and Background.

(a)	Name: Pedro C. Gonzalez (the “Reporting Person”).

(b)	Business address: 8480 E. Orchard Road, Suite 1100, Greenwood Village, CO 80111

(c)

Present principal employment: The Reporting Person, Mr. Pedro C. Gonzalez, age 46, is Chief Executive Officer, President and Chairman of the Board (since October 25, 2020) and Chief Financial Officer, Secretary and Director of the Issuer (since June 28, 2018).

Mr. Gonzalez was Director, Secretary and Chief Financial Officer of Ashcroft, predecessor and successor since 2003, and became Director, Secretary and Chief Financial Officer of Stratus Capital Corporation upon the reorganization of Ashcroft into a holding company. Mr. Gonzalez’s responsibilities include operations oversight, compliance, reporting and key metric management for our business operations.  Prior to joining the Company Mr. Gonzalez has held management positions with private equity, public institutional REIT’s, homebuilding and asset management organizations since 2002.  Mr. Gonzalez’s focus on portfolio growth, management and disposition on a national basis to provide operational stability and financial growth for our shareholders and stakeholders. Simultaneous with Ashcroft management Mr. Gonzalez has been the General Partner for Allegiance Group, LP since 2008 to current, Allegiance Group is an opportunity fund with focus in real estate and lending.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

CUSIP No. 8631-54100	Page 4 of 5

Item 4.	Purpose of Transaction.

The Reporting Person is filing this Schedule 13D to report transactions from June 2018 until the current date of this report as follows:

Effective from the date of the Company's inception June 28, 2018, the shareholders of a Colorado corporation Ashcroft Homes Corporation (redomiciled to Delaware by merging with its wholly-owned subsidiary, Ashcroft Homes Merger Co. (“ASHMC”), effective on June 15, 2018) were converted, by the holding company reorganization, under the Agreement and Plan of Merger and Reorganization, to shareholders of Stratus Capital on a one for one (1-for-1) basis pursuant to the Agreement and the Delaware Statute Sec. 251(g). As a result of the Holding Company Reorganization, shareholders in publicly quoted ASHMC (formerly the shareholders of Ashcroft Homes Corporation as of the date of the reorganization) became shareholders in the publicly quoted Stratus Capital. Pedro Gonzalez (1,336,984) was an original shareholder of Ashcroft Homes Corporation that received shares of Stratus Capital Corp. in exchange.

Effective September 30, 2018, Stratus Capital Corp. issued 1,500,000 shares of common stock as compensation (valued at $82,500) to Mr. Gonzalez as a director and officer of the Issuer.

On October 28, 2020, Mr. Richard Dean and his wife Reagan Dean entered into a Securities Purchase Agreement with Willamette Group Trust, of which Mr. Pedro Gonzalez is Trustee, and agreed to sell a majority of their shares (5,971,330 and 2,017,271 common shares owned by Richard Dean and Reagan Dean, respectively, and 675,000 and 325,000 preferred shares owned by Richard Dean and Reagan Dean, respectively) to Willamette Group Trust. Pursuant to the agreement, Mr. Dean will retain 1,000,000 common shares of the Company. Additionally, Mr. Gonzalez agreed to personally guarantee the existing promissory note between the Deans and the Company, with an anticipated repayment date of March 31, 2021.

As a result of the transaction, Mr. Dean holds 1,000,000 shares of common stock (4.65%) and zero shares of preferred stock; Willamette Group Trust holds 8,110,146 shares of common stock (37.68%) and 1,000,000 shares of preferred stock (100%); Mr. Gonzalez holds 2,836,984 shares of common stock (13.18%) and zero shares of preferred stock (0%) and beneficially owns 10,947,130 shares of common stock (50.86%) and 1,000,000 shares of preferred stock (100%) with the Willamette Group Trust holdings included. Willamette Group Trust acquired the shares for $75,000 in cash, due January 15, 2021 and $75,000 in an 8% secured promissory note due March 31, 2021, with the securities pledged as collateral. As additional consideration, Mr. Gonzalez agreed to personally guarantee the existing promissory note between the Deans and the Company, with an anticipated repayment date of March 31, 2021.

In connection with the transaction, Mr. Dean resigned as Chief Executive Officer, President and Chairman of the Board, effective October 25, 2020, but will remain a Director; Mr. Gonzalez was appointed to fill the role of Chief Executive Officer. The Company has appointed Mary Helen Cobb and John L. Page as Executive Vice-Presidents and officers of the Company effective December 1, 2020.

The Securities Purchase Agreement is attached as Exhibit 10.1.

Mr. Gonzalez acquired the shares of stock reported in this Schedule 13D for investment purposes. He may in the future acquire additional shares of stock or dispose of some or all of the shares of stock held by him in open-market transactions or privately negotiated transactions, on such terms and at such times as he may deem advisable, subject to applicable law.

Other than as described herein, Mr. Gonzalez does not have any present plans or proposals that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. He reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to his investment in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 8631-54100	Page 5 of 5

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person indirectly has beneficial ownership of 10,947,130 Common Shares (50.86%) and 1,000,000 Series A Preferred Shares (100%) of the issued and outstanding shares as of the date of this Schedule 13D as Trustee of Willamette Group Trust.

(b)

The Reporting Person has sole power to vote and dispose of 10,947,130 shares of common stock (50.86%) and 1,000,000 shares of preferred stock (100%) with the Willamette Group Trust holdings included as of the date of this Schedule 13D. Willamette Group Trust, of which Mr. Gonzalez is Trustee, holds 8,110,146 shares of common stock (37.68%) and 1,000,000 shares of preferred stock (100%); Mr. Gonzalez holds 2,836,984 shares of common stock (13.18%) and zero shares of preferred stock (0%).

(c)

Other than the transactions referred to below, (i) the Reporting Person or, (ii) to the Reporting Persons’ knowledge, the person set forth hereto has not effected any transaction in the Common Stock during the past 60 days.

On October 28, 2020, Willamette Group Trust, beneficially Pedro C. Gonzalez as Trustee, entered into a Securities Purchase Agreement (“Purchase Agreement”) to purchase from Mr. Richard Dean, former CEO, President and Chairman of the Board, and his wife, Reagan, 7,988,601 of their outstanding common shares and 1,000,000 of their preferred shares of Stratus Capital Corp. (5,971,330 and 2,017,271 common shares owned by Richard Dean and Reagan Dean, respectively, and 675,000 and 325,000 preferred shares owned by Richard Dean and Reagan Dean, respectively).

(d)	No persons other than Mr. Gonzalez individually and as Trustee of Willamette Group Trust are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares reported on this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of his knowledge, except as provided herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Gonzalez and any other person or entities with respect to any securities of the Issuer.

In addition, the information set forth in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

The following are filed as exhibits to the Schedule 13D:

Exhibit	Description
10.1	Securities Purchase Agreement between Richard and Reagan Dean and Willamette Group Trust (beneficially Pedro C. Gonzalez as Trustee)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 11, 2020

/s/ Pedro C. Gonzalez
Pedro C. Gonzalez